Exhibit 12.1

RSP Permian, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	RSP Permian, Inc.				Predecessor
	Six Months Ended June 30,	Year Ended December 31,			Year Ended December 31,
	2017	2016 (2)	2015 (2)	2014 (1)	2013	2012
Earnings:
Pre-tax income (loss)	$102,168	$(43,557)	$(29,937)	$160,304	$65,000	$35,569
Add: Loss (gain) from equity investee	$(676)	$(814)	$(8)	$98	$—	$—
Add: Interest expense	$38,732	$52,724	$43,538	$14,031	$5,216	$3,474
Add: Estimate of interest within rental expense	$179	$312	$309	$156	$83	$79

Total earnings	$140,403	$8,665	$13,902	$174,589	$70,299	$39,122

Fixed charges:
Interest expense	$38,732	$52,724	$43,538	$14,031	$5,216	$3,474
Estimate of interest within rental expense	$179	$312	$309	$156	$83	$79

Total fixed charges	$38,911	$53,036	$43,847	$14,187	$5,299	$3,553

Ratio of earnings to Fixed Charges(2)	3.61	0.16	0.32	12.31	13.27	11.01

(1)	Represents RSP Permian, Inc.‘s predecessor‘s historical financial data for the first 22 days plus RSP Permian, Inc.‘s historical financial data for the remainder of the year.
(2)	Earnings in the year ended December 31, 2015 were insufficient by $29.9 million to cover fixed charges. Earnings in the year ended December 31, 2016 were insufficient by $44.4 million to cover fixed charges.